Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

The following is a transcript of an interview conducted on April 14, 2022, by James Harder of Thomas Farley, Chairman and CEO of Far Peak Acquisition Corporation, at the Blacksburg Summit

James:

Okay. I guess maybe it was I just reset my AirPods. So maybe that’s what was going on. But after a little technology mix up there I guess we’ll go ahead and start off with welcome Tom.

Tom:

<Laugh> thanks for having me. It’s great to be here.

James:

All right. Thanks for helping us out with some sound issues. We love to take technology very seriously at Virginia Tech that we are excellent at making <laugh> all kinds of fun blenders. Well, let me do a brief intro for our session. A couple of logistical things, and then a quick bio about Tom some of the logistical stuff please ask your questions into the chat. We’re really hoping to make this into an interactive session, so please feel free to drop anything in there. I’d love to get to the questions that come outta the audience. We have a new session that we’re adding to Blacksburg at one o’clock, that’s gonna be a student panel. That’s talking about some of the blockchain education efforts. Some of the projects, the blockchain club here in VCU are gonna be do so please check that out.

It’s not on the schedule, but we’re definitely glad to have them on there. And then lastly, we’re gonna have video recordings of all the sessions. So be up to miss one, or if you have to run to a meeting or something like that, we’re gonna be posting everything online afterwards. So please check that out. All right. So let’s get us started off with session. Number three, we’re gonna be talking about crypto and traditional, the future of blockchain, kind of where things are heading. And we’re really excited to have Tom Farley be our guest here today. He will serve as the incoming Bullish CEO, responsible for creating and planning and implementing the company’s strategic direction. Tom is currently the chairman and CEO of Far Peak Acquisition Corporation, and chairman of Global Blue Group Holding AG. He brings many years of executive leadership to the finance industry, including serving as the president of the New York Stock Exchange Group. So, Tom, welcome. We’re excited to have you here today.

Tom:

Yeah, appreciate it. Thank you. It’s nice to sorta kind of meet all of you. I look forward to being able to do so in person soon.

James:

Yeah, absolutely. We definitely would love if you’re gonna be heading to Blacksburg anytime soon. We’d love to organize the time where we can get you interacting with some students or maybe in front of the blockchain club, something like that. We’d love to

Tom:

Yeah, sure will do. And I, and I will be our, our the Bullish brain trust is, is right down there in Blacksburg. The, the, the group that really powers the development, product innovation all that sort of stuff is kind of, there’s a, a nucleus that, that group is down there in Blacksburg.

James:

Yeah, it’s good. It’s exciting to have Block.one and Bullish and kind of that partnership continuing here. So we’re definitely excited to have you guys here in Blacksburg and that truly brings some blockchain expertise to the Blacksburg area. So cool. All right, well, let’s dive into some questions here. You, you know, Tom, your background comes from traditional finance. You’ve been moving closer and closer to crypto in the blockchain space over time. And, you know, this seems to be something that’s a, a calibrated effort for you. It you’ve been at the New York Stock Exchange and at kind of famously put about $10 million Coinbase in 2013. Tell us a bit about how your interest has been peaked by the blockchain space and why you’re starting to devote yourself full time to

Tom:

Yeah, sure thing. I grew up not too far, I guess in a cosmic sense from, from Blacksburg in Prince Georges County, Maryland went to high school and university in Washington, DC. So certainly a couple neighboring locals. Had many friends that went to Virginia Tech. So I’m well aware of what, what a wonderful school it is and how bright the, the students and, and notably the faculty as well. , I didn’t necessarily know what field I wanted to go into, I guess if I could live my life over again, maybe I would’ve had a little bit more rigorous engineering or, or computer science background, cuz I’m, I’m genuinely interested in it, but I, but I didn’t train in that fashion. And so when I got out of school I went into finance, I just ended up there and I kind of learned that for me, where my passion lies is, is kind of being good at, at something.

So it’s, it wasn’t necessarily accounting or finance or what have you. It was just learning and, and contributing and feeling like I was a meaningful part of a team. And so spent a lot of time just grinding and trying to learn as much about business as, as I could. And I remember my, the, the first example of that was just learning what financial statements were. Cuz I had a broad base kind of liberal arts education. I, I didn’t understand like how a cash flow statement linked to, to, to an income statement. And I was like the only one in my group that actually kind on that the slightest bit been interesting. So spent all that time and then, and then ultimately got into the exchange sector and, you know, I was, I was a bit of a knucklehead, frankly, when I went into the exchange sector, I was still in my twenties.

At times maybe tried to be somebody I wasn’t tried to be older and wiser than I was made a, made a ton of mistakes, but, but I at least kind of had a north star, which was try to try to educate myself to the greatest extent possible, you know, be a good ethical person, but really think about what drives business, what creates more efficient economy, what do customers want, how can we meet those needs? How do you balance being an entrepreneur, innovative with a regulated business and in doing all that in this exchange context and what I realized over a period of time and I worked hard, you know, so I also got lucky with all appropriate humility, you know, worked hard and got lucky. And I got these cool exchange jobs where when I was still in my twenties, I found myself running the world’s futures exchange for sugar, coffee, cocoa, cotton, orange juice.

You know, if you’re a sugar farmer in Brazil or you’re a cocoa farmer in the Ivory Coast, there’s only one market where you can hedge. And that’s what was called the New York Board of Trade. And I was running that business as the chief executive in, in my twenties, again, making a million mistakes. We could talk about that for hours. Some good stories. But I was at least learning kind of what made a good exchange. And what I realized by the year 2013, you know, fast forward six or seven years was the exchange sector was really inefficient. There were lots of middle man, middle men and middle women with their hands out, kind of collecting rent on the end customer, the Brazilian sugar farmer, the Ivory Coast farmer or in the context of equities. The company actually is equities or mom and pop that’s buying the security and, and putting it in their, their Schwab account.

There’s just all sorts of toll takers and exchanges are one such toll taker, but you need risk transference. At some point, there were all sorts of other toll takers transfer agents and the folks who were holding the stock and the audit and the regulators and on and on and on and fast forward my wife grew up in Cape Cod, both her parents were school teachers in Boston. And so she spent the summer in Cape Cod. It was a great little community there and I’m there in Cape Cod and that community. And I’m talking to this kid and he was a kid 22 across the street. And he says, He is, this guy was brilliant. I knew he was brilliant from the time he was 10. He was already like, he was always walking around, you know, coding for dummies at age 10.

He was one of these, these like just ultimate nerds who was like so far beyond me when it came to technology and he, and I’m like, dude, what are you, what are you up to? And he is like, oh, I’m going to work at a blockchain company. And I’m like, what, what is blockchain? I don’t even know what you’re talking about. And he’s like, you’re gonna love it. Let me hear it. Let me sit here on this swing. And we’ll rap about it together. And he starts telling me about this thing and everything he says tells me it’s gonna dis-intermediate the New York Stock Exchange that I’m running. I’m the president, I’m the chief executive of the New York Stock Exchange. And this 22 year old kid is basically -like all that inefficiency, We’re gonna take this out of the system. And I was like, I don’t, I, I don’t fully know what you’re talking about, but I’m nervous.

And I, I want, I want to know what’s going on and I wanna put money in this thing. What’s it called? He said, it’s called Coinbase. And so we threw $10 million into pre-revenue Coinbase in 2012. I think the deal closed in 2013. That’s what James said in the bio. I thought it was 2012, but regardless it doesn’t matter. And the only thing I cared about was obviously it would be nice to make a return on it, but we’re the New York Stock Exchange, $10 million, like a drop in the bucket. What we really cared about was how can we learn here? And, we negotiated board observer rights, board information rights for, for me personally, which was, oh, that’s amazing. I got to sit there and learn, ask stupid questions. And I just became more and more enamored with digital assets.

What happened is over time, digital assets grew very quickly if you remember, and then a lot of people came into the space, not necessarily charlatans, but kind of like, oh, blockchain, they didn’t even necessarily know what the blockchain was like, oh, you should use a blockchain and you should use a blockchain. And so there was this couple years, 2016, 2017, 2018, where it stalled out a little bit, the innovation stalled out a little bit. And then 2018 into ultimately this year, defi summer, the thing is exploding. And I was like, I gotta, I gotta go in with both feet, both hands. I have some experience running exchanges. I have some experience at different asset classes. And if I want to be part of this wave, this digital asset wave, I can’t do it from the sidelines anymore. Cuz the kids that are coming out of Virginia Tech and elsewhere are just too freaking smart.

They’re putting all their time into it. And if I wait another couple years, I’m gonna be left behind. So I just jumped in merging with Bullish, going in as a CEO, get to work with brilliant people like our colleagues in Blacksburg, my colleague, Mark Woods Virginia Tech alumnus, our head of product who actually presented to the whole Bullish company this morning about what our vision is. Brilliant, brilliant vision. So I’m having a blast anyway that how’s, how’s that for like a 10 minute monologue? I, I hope James, I didn’t filibuster you to death.

James:

No, I think you did a great job though. I, I think you’ve gone from sitting on a swing in Cape Cod to you know, the early days we really got a, a, a full picture of the Tom Farley experience. So, you know, talking about traditional finance and how it started to really embrace cryptocurrency, I feel like that’s just kind of happening with large now. Joe Biden’s made a lot of news here recently with an executive order he’s issued. That’s really provided a lot of legitimacy to the industry, to blockchain overall. It’s been a big topic at, you know, Bitcoin Miami. Could you talk a bit about what opportunities are presented by that executive order and kind of how that dovetails with your agenda as the incoming CEO there, but also how you see that impacting the world?

Tom:

Yeah, sure. By the way, I joined the last session and I just wanna say Justin and Noah were great. So I, I usually like to follow a bad act. Those guys, those guys were great. I could have listened to them for, for, for another hour. You know, the executive order was cool. So look, whenever there’s a wave of innovation and, and, and this goes to like, you know, this goes back to like the horse and buggy and then, and then the automobile or, or, or maybe I should say the railroad, then the airplane and then the automobile. But in the case of technology, you know, telephone wires and so on and so forth, there’s always a balance between supporting innovation, really embracing it, but also protecting consumers because along with every single wave and financial innovations are the most susceptible to this, you will get scammers.

People will get hurt. You know, the proverbial and actual grandmother in Des Moines will have somebody take their life savings. But in order to, but, but you’re never, you’re not gonna hold back innovation. It’s very difficult. It’s very difficult to hold back innovation. And what I always look for are people talking about innovation and how to support interesting innovation, you know, think of the internet or do they lead first and foremost, first, second, third with this is what’s wrong with it. This is what we must regulate. This is what we must get rid of. And there was a battle in DC that was brewing between those two camps. You know, I, I oddly I don’t think anybody would’ve foreseen this. Some, some like Ted Cruz was, was a champion for cryptocurrency and Elizabeth Warren somehow became a political issue where the far right was in favor of it that the far left wasn’t like, I would’ve thought it would’ve been the opposite, but Elizabeth Warren was very much against crypto cryptocurrency.

And, and, and you could kind of listen of the words, but you can also listen to the actions. And so I didn’t know what the heck was gonna come out of this executive order. In fact, I had a journalist call me the night before saying, Hey, it’s coming out tomorrow, what’s in it. And I was like, I’m so out the loop, like I’m, I, I don’t I’m pins and needles. Like there was part of me that expected the executive order to say, we’ve deemed, these are all securities. Every exchange, including Coinbase needs a shut down. They need to hand back customer deposits like defi all defi platforms are, are deemed money launders and, and foreign corrupt practices act violators. You need to shut down, or you’re gonna be in like orange jumpsuits and, and handcuffs or something I’m exaggerating for effect, but you get, you get the idea and what came out of it instead was actually very constructive.

It was first and foremost, we love the innovation that’s going on. We wanna celebrate it. In fact, we wanna legitimize it, validate it. We wanna look at stablecoins as kind of powering this new digital asset ecosystem. We want to acknowledge that kind of the cats out of the bag, the digital assets are here to stay, and they’ve, they’ve, they’ve plenty full benefits but, but let’s do it in a prudent way and let’s have sensible regulations so that it becomes a more trustworthy marketplace and that the proverbial grandmother in Des Moines is not hurt. And so I really thought the balance was excellent. And I think that’s why you saw Bitcoin pop. And, and I can tell you, at least from my perspective with the Bullish investment and the Bullish initiative, I’m more bullish than ever, pun intended given the executive order, which really kind of blasted out to the various government agencies the message crypto’s here to stay, let’s support it. Let’s not get in the way of innovation and let’s put some prudent regulations in place to stop scam artists.

James:

Yeah, it’s definitely been a theme running across all the sessions as the importance of actual regulations and just kind of understanding what the playing field is as a way to, to stimulate in innovation, actually. So, you know, I’m really interested in what you guys are about to start doing there, Bullish, and, you know, some of the distinctive qualities of backing exchanges with liquidity pools, using blockchain as a way to highly secure, critical exchange infrastructure, you know, developing features that are gonna leverage public blockchains. So take me under the hood, a bit of, of what you’re trying to do at Bullish and talk a little bit about what your exchange and, and, and kind of how you guys are on the cutting edge there.

Tom:

Sure. let me start by saying the world, you know, leading up to Christmas 2021, it wasn’t obvious that the world needed another plain vanilla cryptocurrency exchange. If you go on coin market cap, you know, you’ll see a hundred or hundreds but what we believe the world did need, and that was based on kind of speaking to customers, but watching what customer do as well is they needed more reliable liquidity. And what, what, what does liquidity mean? And let me take a step back exchanges. So my, in my experience, New York Stock Exchange, how did exchanges compete? It’s very simple. The most, the exchange with the most prices most quantity at the best prices on the bid or buy offer, or sell side around as tightly as possible around the current market price at the moment in time that somebody wants to transact wins and that’s liquidity.

Why does it matter? Because the person who wants to transact and it may be a pension fund, it may be a money manager. It may be a retail account. It may be somebody in financial distress when they transact the most quantity at the best prices around the market price enables them to do so at the lowest possible cost. It brings efficiency to that particular marketplace, the overall economy. That’s how exchanges compete first and foremost, yes. Exchanges compete on features and functions and the different things they offer. That’s a rounding error. What really matters is in that Bitcoin USD pair, who’s got the best prices. And in crypto, what we observed is the prices all disappeared. The moment Elon Musk puts out a tweet, or you know, there’s a surprise inflation number. All those things disappear from all those exchanges, because it’s the same market makers that are making the same prices across hundreds of exchanges.

And once they decide to pull it, they pull it everywhere. And that’s where you see massive volatility, massive cost to execute. So that’s kind of the setup changes. So what are we doing? That’s new or different for every currency pair. So think Bitcoin or Bitcoin, you know, as measured in dollar terms. So that’s a currency pair. We are going to have a liquidity pool that supports that currency pair, think of the liquidity pool as a box of assets. So, Brianna shows up and says, I want to deposit it in that box of assets. Well, give us some Bitcoin and give us some dollars, because it’s a currency pair. So Brianna says, okay, here’s a thousand dollars of Bitcoin. Here’s a thousand dollars of USD put it in the box. Then what we do is we run an algorithm over that box, super simple algorithm.

Even I can build this in an Excel spreadsheet, it’s called the Bancor algorithm and what the Bancor algorithm answers is. The following question. If Janine shows up and, and wants to trade a specific quantity of Bitcoin, let’s say she wants to buy $800 worth of Bitcoin. What price do I need to make for Janine such that at the end of the trade, just as that, as it was at the beginning of the trade, the assets in the box will be 50-50 relative to one another. So be 50% Bitcoin measured, 50% actual dollars obviously measured in dollars. That’s it? That’s all the algorithm does. It’s not connected to the outside world. It doesn’t know where the price is on Binance or any other exchange. And, and, and, and the prices that the algorithm creates we display on a cent, it’s called a central limit order book.

That’s, that’s just the industry lingo for the place you show those bids and offers. And we, we show ‘em up on a platform and they all move. When Elon Musk puts out a tweet, it is immutable liquidity. And the only way those prices move is Janine actually executes her trade and lifts those offers or hits those bids. That’s the terminology from when Janine buys a or cells. There is no exchange in the world that is doing this, that, that has a liquidity pool in a kind of regulated fashion, coupled with a central mid order book. There are liquidity pools that are quite successful in defi. The issue with defi is there’s no AML, there’s no KYC, there’s no Bitcoin in defi, you’d have to wrap it. Now you’re trusting a third party. There’s an additional cost. There are gas fees in defi.

There are rug pulls in defi, so on and so forth. So what’s going on in defi is amazing innovation. And in fact, we’re cribbing some of those concepts but there’s still lots of issues that need to be worked out. And so we’re doing it in different form or fashion that makes us unique from every other change in the world. Last thing I’ll mention, we also happen to have roundabout don’t hold me to this number. We publish all this stuff with the SEC. So please review our financial statements that goes for everything I say here, please do not go and buy or sell any stock based on what I’m saying. That is not that, that would, that, that is the last thing I’m after here. But we have round about, I don’t know, $7 or $8 billion Bullish does is gigantic amount of capital. We can use that to prime the pump in our liquidity pools and create of the bids and offers ahead of, you know, in my example, Brianna or third party customers coming in depositing. So the, the capital allows us to kind of get the flywheel spinning a bit, which I’m excited about. But that’s why we’re, that’s what we’re up to. I didn’t answer the blockchain portion, but given that I took five minutes doing it, maybe I’ll shut up James and see where you want to go next.

James:

Well, you know, let’s weave in an audience question that’s coming in. Caleb asks, how would you say Bullish liquidity pools, improve decentralization, which is, you know, core tenet of blockchain and kind of why a big reason for kind of why blockchain is an important new technology.

Tom:

I think it’s a great, I think it’s a great question, Caleb. You know, in some way in, well, in some ways I would say let me, let me, before I say, how it improves decentralization, let, let me start with the opposite, which is it’s actually quite centralized. What we’re doing is quite centralized. In other words Bullish is a company that’s based in Cayman that has a Gibraltar sub. There is a board, there is a management team, the management team, and the board are regulated by the Gibraltar Financial Services Commission. We’re making decisions quite, quite, quite in a, in a centralized fashion. If we’re doing things that aren’t kosher, you know, from a compliance perspective or, or they’re not adding value to shareholder holders, the shareholders can remove the board. The board can remove the management.

So it’s, it’s all kind of centralized in, in, in, in that way. So I don’t wanna belabor, you know, I, I don’t want to kind of sell you on the, on the decentralization benefits, although I will, in a moment I want to kind of give you the, the precursor to it. The second thing I would say, this goes back to James’s. Second part of James’s question, which I didn’t answer is we have built really our entire exchange of on an, what I call an operating system that is, that is itself a blockchain. So we use the EOSIO software, which is blockchain software. That’s powered a number of public blockchains, EOS, notably, Wordly, and everything we’re doing at the exchange we’re running through that blockchain. So that gives us an immutable audit trail which is beneficial in building credibility in the crypto space, because, you know, there are a lot of packs and rug pools and outright fraud.

So we have an immutable audit trail. We have a secure environment through which to deploy code and in the future, given that we’ve built everything in a blockchain, we have the ability to turn that externally outside the four walls of a Bullish and, or more easily connect to other public blockchains that are in existence, but it is a centralized blockchain. And so, again, I don’t wanna beat around the bush. We do not have decentralization in, in the sense that we think of in terms of public blockchains. Now we could get into a debate. Our public blockchain is actually decentralized. I would argue in the case of, of Bitcoin , but there’s only, you know, very few mining pools that, that that effectively control those networks. So there’s, there’s a spectrum of decentralization, but to go and answer your question directly, Caleb, what we’re offering is unique and differentiated liquidity.

And for the most part once you get beyond well actually for the most part, the, the, the tokens that we are, the coins and tokens that we are listing are those decentralized platforms and what our general belief is. The world is not going to allow unfettered, unregulated risk transference of those tokens and coins principally because you get at bad actors, I mean, think bad state actors think drug cartels think hackers very notably hackers. And so our view is you are going to have a degree of centralization with respect to exchanges, and we are one of those exchanges, but we will be able to transit act in those decentralized protocols, provide liquidity to their tokens without liquidity, as we’ve all learned these projects fail, they wither and die. And so that’s where we’re spending quite a bit of our time.

James:

Fascinating. All right. One other question came in real quick. That’s kind of similar to that, and it’s, you know, kind of a thought that I had as you were explaining that is, you know, so in effect, are you on some level kind of making a, almost a stable coin, kind of a situation happen where you’re, you’re kind of helping the price have a bit more stability and less susceptibility to those you know, Elon tweets, as you mentioned, or, you know, is the, how, how does that act in some ways, and, and does that, does that have some level of susceptibility to, to being open to, you know, some of those drastic flips and prices that can just happen from a tweet from a, a high profile figure? How do you protect against those kinds of things? I guess?

Tom:

Yeah, I, so I would say our hope and belief is that our model will lead to more stablecoins, but not stable coins. So I wanna, I wanna, you know, I wanna parse that out cuz stable coins, like we use stable coins strictly to refer. This is just us. We use strictly to refer to those things that are like pegged to some, to some other benchmark and sure. And the most obvious the most obvious are, are the dollar, you know, USDT USDC UST. But absolutely the entire, the reason why we’re doing this, the reason why we believe the world wants this is because we will bring stability to the traded prices of, of, of coins and tokens. And without going through all the nerd math, if you can reduce volatility you can improve the cost of capital.

You can improve the liquidity for these projects and tokens and you can make them therefore more, more valuable and ultimately more, more successful. That’s absolutely what, what our model is thus far. We’ve invested don’t again, don’t please don’t hold me to any number that I say here, but round about $3 billion of assets into our liquidity pools, we went from, you know, obviously November not having any business December, you know, a little bit of business February, we had 97 million of run rate revenue. I, I don’t know this to be the case, but my guess would be that we’re the fastest running exchange in history. And it’s not because, you know, we’re, we’re, we’re like brilliant operators. It’s because the world saw this and said, huh, this looks interesting to trade this. This is quite stable. Plus there may be opportunities to make an arbitrage profit

The model up to this point, touch wood seems to be working nicely. And we’ve only deployed three of our 8 billion round, about 8 billion, seven or 8 billion of, of, of, of assets. And the customers who are also able to deposit have only deposited at best a small amount alongside us. It’s really just been us prime in the pump. So we feel like this model is really working nice. There’s actually some examples in defi where these things have just worked incredibly, you know, there’s, there’s one defi AMM, which uses this same bancor model. I think they have like 8, 9 billion that it’s been invested by by customers and their trading volumes are, are huge significant. So we take some comfort as well that the liquidity pool model has, has worked very well in, in defi.

James:

We do well you know, I wanna make sure, especially as starting to take some more questions on that, we get to a couple of the things that we had prepared for that are gonna talk a little bit about what advice you might give to some of the students that are on the call. A lot of people who come to blocksburg are CS students or those who are involved in the Virginia tech blockchain club. So especially again, a company that’s got a foot print in the CRC and, and even hiring quite a bit of Virginia tech graduates. What advice would you give to students graduating the spring about how to approach their career, especially those that are interested in, in blockchain field and kind of what, what parts of the industry do you see as being kind of the steeples of excellence and where you feel like people are, are heading toward?

Tom:

Oh boy I feel some, I feel some pressure and anxiety, an answering that question. I just put myself in my shoes at your age. And I would say just by virtue of the fact that you’re on this webinar and listening this, like you’re, you’re ahead of where, where I was. So you’re, you’re headed in a good track. I mean, you know, just speaking from personal experience, I go back something I said at, at the outset of the call, James I like listening to graduation speeches. And I, and I do it as, especially this time of year as a, as a bit of like, you know, with a glass of wine when I’m unwinding it at night and you’ll get a lot of people that talk about follow your, your passion. And that’s one that’s never resonated too much with, with me because like the cold hard reality is you, you also have to kind of make a living. And you, you, you have to couple, you have to think really critically about what are you good at? I have a friend who is a song and dance man, and I go watch him on stage and I am so jealous. I was a fine arts minor at Georgetown. I wanted to be that, you know, I wanted to be an entertainer and I just, wasn’t good. And so while following your passion is, is interesting and it’s certainly great, you know, if I could have, if I could have been a song and dance man, or played first base for the, for the, or that would’ve been wonderful, you also do have to think critically about like, I have to make a living.

What am I good at? And am I doing something that’s kind of good and honorable for, for society? Ultimately what I find this is just myself, again, I don’t know, applies to everyone. I wanna reiterate what I said, the outset, what I like doing what I’m passionate about is being good. And so there was no substitute for me for, okay. What, what are the things that, that I’m particularly, you know, talented in, or I’ve learned I’ve, I’ve gathered in my career I’m comfortable with and then coupling it with just good old fashioned hard work, especially when I was young in my career and it didn’t always feel passionate. It didn’t, it didn’t always feel like this is the absolute greatest thing, but I would always ask myself, am I being challenged sufficient that five years from now 10 years from now, 15 years from now, I’ll, I’ll be in a better place.

And so that’s, that was always the framework that, that I took was okay, what am I kind of good at a minimum? And if I work hard, is this environment I’m in the culture I’m in such that I can be hugely successful. And what I found is I got more and more and more passionate and I was involved. So passion, you know, passion again, grew cause I got better at it. I also was in a couple bad cultures and you, and you have to recognize we’re in a bad culture. You’re just not happy. You know, you might be working hard, you might be tired, but you can still be happy. You can wish you weren’t working quite as hard, but at least you’re working with good people and they respect you as a human being. But once in particular, I’m just in a place that it wasn’t like that. And sometimes you need to be able to pull the rip cord and put yourself in a better place. You’re not always gonna be able to fix it. So anyway, that was a bit long winded. I know it’s a little different than maybe what other people say, but it’s just based on my own experience.

James:

Yes. Not far from what I would tell students, oftentimes, you know, follow that passion, you know, put together that Fulbright application. Don’t just do the very obvious, like let’s get a job kind of stuff. Cuz I do think you oftentimes look back on those you know, not to get too Robert Frosted, but the path not taken. So you know, one of the big buzzword of just really culture right now is the metaverse and it’s a huge, you know, a, a thing that’s coming companies are positioning themselves to be ready. You know, Microsoft’s taken on Activision. Meta is now what Facebook is called. We’re seeing, you know, unity, Roblox, all kinds of companies. They’re emerging. Talk a bit about how you guys see Bullish positioning itself to be alongside a world that is kind of dominated by the metaverse and, and the ways that you, you see that kind of growing as an important feature of our society.

Tom:

Yeah, sure thing. I actually have another perspective and, and maybe I’ll just tell you a little, a little bit of a, a story about what I, what I would say is bad luck, but, but, but perseverance of the, at the same time. So I left the New York Stock Exchange in June of 2018 and I had been doing it at that point for around about six years. It was, it was the coolest job ever. You know, I was there with Jack Ma on the bell podium when they had their, their IPO. And I met heads of state everywhere. I traveled with the President of the United States and people said what is wrong with you? How could you possibly leave that, that, that job? And the reason was I was exhausted. I wanted to spend time with my three daughters.

I was working nonstop and I also wanted to challenge myself with something more entrepreneurial. It just so happened that I had a woman that I worked with who increasingly was doing all the hard work. And I was taking all the credit for it. And I, and I thought to myself, you know, somebody exited stage left, so I could take the job running the New York Stock Exchange, which is a pretty amazing job. Maybe it’s time I do that as well. So all those factors kind of came together and I, and I, I left on a Friday, the woman Stacy, by the way, took over the New York Stock Exchange. First one in 220 years to, to run the New York Stock Exchange and did a much better job than I ever did. So it was the right decision for a variety of reasons. But I, I left on a Friday and on Monday I went out on the road and I raised money as part of an investment fund. Something called SPAC and I scoured the world and I found the ultimate deal. And we announced it, my partner, Dave Bonanno. And I announced the deal in January, January 7th or eighth or something like that, 2020 and the business that we were buying was in in the world of that tax refund. So we don’t have that tax in the us, but anywhere else you go in the world, you buy a luxury good. If you’re, let’s say an American or a foreigner, you can, you can go to the airport and you can get that tax refunded in actual cash put in your hand. And it’s a very big business. And we, we bought Global Blue, which is 72% market share really great business. The market loved it. And, and one day later, the New York times wrote their first article about COVID and a hundred percent of our revenue was coming from people crossing international borders and buying stuff. So it suffices to say 2020 was a stress stressful year. First timing for sure. But yeah, but we persevered and we’re able to reconfigure the transaction and that company’s a public company and still hasn’t come back to, to full steam, but it’s, but it’s on its way. The reason why I bring it up is we have 300,000 merchants 75,000 distinct merchants, 300,000 merchant locations. I’m the chairman of that company. It’s public company on the New York Stock Exchange. And increasingly we’re, we’re, we’re getting our customers asking us, Hey, what, what about the metaverse, you know, if we’re selling a luxury good let’s say it’s a Birkin bag at Hermes. We’re missing out. If we’re not giving somebody a duplicate for, for the, metaverse a branded you know, let’s say Birkin bag, they can take with them and they can use in, in the metaverse in, in whatever world they’re in or whatever blockchain they’re in. Just like they can with, you know, with, with, with Bored Ape, they can with you know, with the Birken bag that they purchased. And so it’s an interesting example of kind of being dragged by, by customers, in, into something that that’s a lot more that’s very different from what we were doing.

At Bullish, we’ve been less focused on it because we want in the first instance to be the most liquid exchange with the lowest cost of executing and tokens that are in existence today. And our focus, in fact, we’ve even narrowed our focus to let’s just focus on institutions in the year 2022, if retail wants to come a platform, that’s fine, but we have a general belief and it’s not just me. It’s the, it’s the whole, the management team. We have a general belief that if you don’t focus, you’re gonna fail. And so while do we pay attention to the metaverse in our personal, and then, you know what we’re following, of course, are we on, you know, are we trying to stay Avant garde with respect to the developments in the metaverse? Yeah, we absolutely are, but for now, it’s just, what can we bring our customers with respect to liquidity? Like, for example, in the, in the Bitcoin market.

James:

Sure. Here’s one that’s a little closer to maybe your core business is a question from Lynn she’s asking. So do you think the slow emergence of CBDCs might make cryptocurrencies go to the wayside and, you know, just to add a little little taste on the, to that question too. I, I think you, how, how do CBDCs kind of sit next to cryptocurrencies and, and how do you see those in working on a, a marketplace or an exchange like yours?

Tom:

I don’t know. I flipping around you guys ask what you’d think. I, I guess if you, if you had to pin me down, I’m not sure that you do coexist in a meaningful way. I mean, to look at the issuance of USDC look at the issuance of, of, of, of tether lately look at the issuance of UST. And you look at Biden’s executive order. Yeah. There’s the notion of CBDCx, but even stronger is the notion of, okay, we got big issuers of existing stable coins. How do we put the kind of compliant wrapper around them so that we make sure, for example, if they say the, the, the total value of their stable coin is backed by cash, we make sure it truly is backed by cash or in the case of UST f they say our algorithm works in the following way were not backed by cash.

And, oh, by the way, we could have a run in the bank. Are they disclosing appropriately, accurately in a way that a layperson, a lay, a lay investor, woman, or man who, who buys UST can, can understand. So I, I kind of think it’s one of those that maybe the government will just stay out of in the long run or, or try, try to get involved and fail. And, and I’m, I’m speaking specifically about US government I guess that if you had to pin me down, that’s, that’s my best view of how it will transpire.

James:

Yeah. I kind of see them being in different lanes, but I kind , I, I think that’s at least to some degree what you’re saying, and I think CVCs do kind of try to be a little bit more of a currency. And I think sometimes it’s, it’s difficult to see cryptocurrencies being used as something that, you know, you might buy a slurpee with or a car. Yeah.

Tom:

It’s interesting go going way back, 2014, 2015, my view was stablecoins would not exist and that everything would be CBDCs. So that’s kind of why I say just humbly. I, I don’t know, you know, my, my view has done in complete 180. I, I thought, well, geez, this is kind of crazy that you have a firm, like whatever Circle, that’s issuing dollars, the, the US government, and it’s not just the fed and it’s not just treasury, but it’s much of the executive branch really doesn’t like somebody else being responsible for effectively issuing dollars. Isn’t it just gonna be the US that ultimately US government that controls this and regulates the circles and the tethers out of existence. But you look at it now and what, what’s the total us dollar stable point issuance. We just looked at this recently. I think it’s like 150 billion. Does that sound right? Something, something of that magnitude hard to reverse that

James:

Certainly it’s definitely a, a big number of sort for sure. Yeah. So, you know, let’s talk a little bit about kind of the ways that things work in an international space. There’s a lot of different regulatory spaces. A lot of you know, other exchanges are located in international. Talk a bit about how international, you know, in the CVCs, you’ve got different governments that might be issuing them, certainly cryptocurrencies kind of built on the belief that it can kind of sit above one independent countries regulatory environment, you know, how does that affect the things that bull is gonna be doing?

Tom:

Well, it’s very difficult. Just transparently. I mean, we have a whole team responsible for staying on top of these regulatory pronouncements and it’s, and it’s difficult. You know, there’s a couple hundred, a couple hundred countries. We have to keep an eye on and, and every week there’s multiple new proposed rules, actual rules, guidelines, interpretations. I’ve been through this before. I started my career, as I said, in, in the commodity space and these OTC swaps and commodities kind of dwarfed the listed market. And then what you saw come about in the kind of 2008, 09, 10 was a great deal of regulation on swaps. And it’s a, not just the US, it’s, it’s all around the world. Similarly, what followed that was regulation and credit default swaps, which is where I spend a significant portion of my career and then regulation on clearing houses and how clearing would be, would be handled.

And that’s exactly what’s going on in crypto on there. So all pretty much all of that regulation in those other classes, other asset classes did not apply to digital assets, almost all, almost all of it by, by, by and large. And what you’re seeing now is Western style governments are saying, wait a minute, we spent all this time putting together a swaps clearing requirement, capital obligations and, and clearing houses standardized terms for contracts, disclosure obligations, and none of that exists for crypto. And furthermore, there’s bad actors at some of these exchanges. We’ve seen exchanges get hacked. We’ve seen exchanges, pool, we’ve seen exchanges, profit from the bankruptcy of their accounts, the liquid, the liquidation, you know, liquidation of, of margin accounts. And you’re telling me, we’ve just let all of this kind of skate past all this whole other regulatory drag. We came up with, hold on a second. And so now you’re seeing governments pull in digital assets. The difficulty is digital assets don’t look, I exactly like an equity or a foreign exchange or a commodity or, or a credit default swap. The actual tokens that are issued are not simply securities. In some cases you could argue they, they are securities in a strict sense, but they’re also the gas or it’s, I won’t use the, the term gas, cuz they’ll be confused with, with kind of gas fees. It is the, is the actual engine that makes these protocols go. And, and so it’s, it’s, it’s more difficult if you just throw the same regulatory wrapper on, on top of digital assets, you could squelch innovation. And so you’re seeing governments wrestle with what is the appropriate way of doing this. And it’s not gonna end anytime soon, but this will be a heavily regulated space heavily. I mean that, you know, that is the, the, the takeaway. You will see more regulation around exchanges and the capital that they hold in terms of their clear, their clearing their clearing obligations. You’ll see more regulation about the types of marketing that can be done are people promising certain types of returns? And if so, they’re gonna need to register those products and that’s gonna be all around the world. It’s not gonna be every country, but it’s gonna be a lot of the, the most sophisticated the, the, the countries that are most involved with respect to their regulatory regimes.

James:

Yeah. I definitely think more clarity, more regulation, more oversight of these kinds of things it’s coming and it’s almost necessary. I mean, our first session was talking about how they really changed the tax code as it relates to digital assets since 2014. I mean, that is kind of jaw dropping in of itself. So.

Tom:

Yeah. Yeah, no, and look, there’s the libertarian ethos of, of digital assets. And so I’m sure there’s some people listening that are like, oh, granddad’s talking about how this gonna be regulated. Like, I’m not saying it’s right. I’m just saying it is like, it just is. I mean that, but the go, government’s gonna find ways to co-opt it not fully, but, but to co-opt it, I think the most interesting is, is around defi. You know, you have some of these defi protocols, they effectively have done an IPO. They do no AML, no KYC they’re growing like a weed. You could argue they’re contributing greatly to the efficiency of economy of the economy. You could also argue they’re kind of turning power to the people they’re cutting out middlemen. They’re allowing retail like take, take you know, compare if you buy an IBM share stock you’re not gonna get a yield on that by lending it out.

Only Goldman is gonna lend it out, you know, over here in lower Manhattan, crypto, it’s the opposite. You buy some Eth you can get a yield on it. You buy some uni, you can get a yield on it. So like you could argue thing going on in defi is a net positive, but at the same time, there might be you know, a Russian oligarch with 500 million in there earning a yield and the people operating the defi platform and go, oh, what can I do? And I, yes, I may be an American and went to American school and got funded by Americans. And I built the thing in America, but it’s defi. So you can’t come after me. Like some, something is, something is gonna give in in defi. And I don’t know what it is.

James:

Yeah. I agree with you. I mean, I think defi is definitely an interesting space. I think it offers a potential to democratize, but I do think that, you know, people have studied and shown that a lot of those markets are kind of dominated by some large players is a big fish and stuff like that. But, you know, I think the future is bright and there’s exciting things. I, you know, I’ll give you the last word on this, you know, what, what, what excites you the most about the next five years? What, what are you excited to see in crypto markets or even in blockchain more generally? What, what’s the horizon then and what gets you excited in the morning?

Tom:

I, I, the number one thing I love working with great people, you know, I mentioned Mark Woods, but there’s a million of them at, at Bullish. They’re, they’re just really just smart and eager to try new things and take risk. And if I can get one piece of device to the, to the group here something that I screwed up kind of in very early, as part of my career take risk, especially when you’re young, you’re not gonna have, you know, a mortgage you’re not gonna have three kids take, take, take, take some risks, some career risk you know, some financial risk be, be willing to, to go out on the limb because there is a, there’s clearly correlation between risk and reward. But the thing I love about what we’re doing now is, is the people principally. And when I look back in my career, the most fulfilling and satisfying parts of my career are when I was working really hard, because it was hard, cuz there were problems to solve and gosh, it feels like, how can I, how can the week be over?

I had 20 things in my to-do list and I only, I only did two of them. And now my to-do list is 22. You know, I added, I added net two to it. Those are the times I love. And that’s, that’s the exact period. We’re in a Bullish, we’re growing customers like what we’re doing, we’re trying to figure out regulation. We’re trying to figure out technology, you know, like you asked about the metaverse I basically have said like we can’t even focus on the metaverse, even though it’s a huge opportunity. So I’m excited about the people and I’m excited about the growth and the challenges that come with that growth.

James:

All right, great too. Well, hey, thank you so much for your time here to, to be a part of the conference. As a kid of a stock worker, it’s certainly been a thrill to talk to that guy. I used to run that New York stock exchange I’ve had CNBC at, in my life basically since the birth, but nice. It’s, it’s been great to have you here and, and be a part of the conference and I wish you guys had bulled the best as you get going and everything gets started. It sounds like some really exciting stuff going

Tom:

Oh. Awesome. Like I said, I look forward to meeting the, the crew, the larger crew in person you know, in, in the, in the future COVID robbed us of so much, but let’s let, let let’s hope that this is the end.

James:

Absolutely. Let’s keep the connection going. And you know, for those that are here on the conference, it can stick around. We’ve got another session coming up at noon with Lee Schneider, who’s the general counsel of able labs.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.